SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: October 13, 2023

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from September 1, 2023 to September 30, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 13, 2023

[This is a translation of the Share Buyback Report for the period from September 1, 2023 to September 30, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 13, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors
(as of September 30, 2023)
	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) September 1 September 4 September 5 September 8 September 11 September 12 September 13 September 14 September 21 September 22	96,600 49,600 80,900 120,600 62,400 26,400 63,500 6,700 78,700 114,700	1,207,336,000 618,881,000 1,004,793,000 1,496,999,500 777,220,500 329,045,500 791,290,000 83,663,000 974,671,000 1,400,118,000
Total	―	700,100	8,684,017,500
Total number of shares repurchased as of the end of the reporting month	2,308,700		28,430,690,500
Progress of the repurchase (%)	9.23		14.22
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of September 30, 2023)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) September 4 September 5 September 6 September 7 September 8 September 11 September 12 September 13 September 15 September 19 September 20 September 21 September 22	1,200 9,000 500 1,200 1,500 7,200 300 48,600 3,400 12,400 4,800 1,900 300	10,600,752 79,505,640 4,416,980 10,600,752 13,250,940 63,604,512 2,650,188 429,330,456 30,035,464 109,541,104 42,403,008 16,784,524 2,650,188
Total	―	92,300	815,374,508
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) September 8 September 11	32 80	282,687 706,717
Total	―	112	989,404
Total amount	92,412		816,363,912
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of September 30, 2023)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	28,444,887

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